SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Reports Financial Results for the Third Quarter of 2007 dated November 28, 2007.

                                                                          ITEM 1

Press Release                             Source: 012 Smile.communications Ltd.

012 Smile.Communications Reports Financial Results for the Third Quarter of 2007

Wednesday November 28, 1:52 am ET

First Quarterly Report After IPO, Company Reports NIS 280M Revenues, 15% Non-GAAP Operating Margin and 22% Adjusted EBITDA

Merger Completed Recently, Ahead-of-Schedule and Under-Budget, Positioning Company Among Israel's Top Communications Players

PETACH TIKVA, Israel, November 28 /PRNewswire-FirstCall/
-- 012 Smile.Communications (NASDAQ Global market and TASE: SMLC), a growth-oriented provider of communication services in Israel, today reported its financial results for the third quarter and nine months ended September 30, 2007. This is the Company's first earnings release as a publicly traded company, following its NASDAQ IPO on October 31, 2007.

Highlights

- Operational merger completed recently ahead of schedule and under budget

- IPO completed recently on Nasdaq along with dual listing on the TASE (Symbol:
SMLC), raising $74 million, net

- Company continues to post top-line and bottom-line growth and improved profitability: revenues for the third quarter reached NIS 280M with 15% non-GAAP operating margin and 22% adjusted EBITDA margin

- Company lists its Series A Debentures on TASE: listing results in a 1.1% decrease in annual interest on NIS 425 million of debt.

Results for the Third Quarter

Revenues for the third quarter of 2007 were NIS 280.3 million (US $69.8 million), an increase of 219% compared with NIS 87.9 million for the third quarter of 2006. On a pro-forma basis, this represented an increase of 3% compared to NIS 271.9 million (US $67.8 million) for the third quarter of 2006. Non-GAAP operating margin for the third quarter was 15% compared to 10% in the third quarter of 2006 (on a pro-forma basis).

Note: pro-forma results are provided to assist the reader in comparing the Company's 2007 results, which include the full contribution of its merger with 012 Golden Lines, with 2006 results, which were before the merger. Pro-forma results combine 012 Golden Lines' results for the third quarter of 2006 with Smile.Communications' results for the same period.

Operating margin for the quarter on a non-GAAP basis, which was 15%, reached NIS
41.9 million (US$10.4 million). The difference between GAAP and non-GAAP operating income reflected amortization of NIS 8.0 million (US $2.0 million) recorded in regard of the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses of NIS 3.0 million (US$ 0.75 million), related to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Net income for the third quarter of 2007 increased by 624% to NIS 12.3 million (US $3.0 million), or NIS 0.67 (US$ 0.17) per share, compared with NIS 1.7 million, or NIS 0.09 per share, for the third quarter of 2006. Impacting net income were NIS 14.3 million finance expenses, which resulted mostly from the period's exceptionally high 2.5% increase in the Israeli CPI (Consumer Price Index) to which some of the Company's debt is linked, as well as to the abovementioned non-recurring operating expenses.

Adjusted EBITDA (1) for the quarter reached NIS 61.4 million (US $15.3 million), a 29% increase compared with the third quarter of 2006 (on a pro-forma basis).

On November, 2007, the Company listed its Series A Debentures on the Tel Aviv Stock Exchange, with a total value of NIS 425.0 million ($105.9 million). As a result of the listing, the annual interest rate on the debentures, which are linked to the CPI, will decline from 5.85% to 4.75%.

Comments of Management

Commenting on the results, Ms. Stella Handler, CEO of 012 Smile.Communications, said, "The success of our recent IPO marks the completion of a process during which we carried out a complex merger while simultaneously achieving additional organic growth. These activities have positioned us firmly as a major communications player with strong management, a lean cost structure, a strong balance sheet, a high level of brand awareness and a multi-stream revenue platform. Over the next few years, we plan to build upwards and outwards from this strong foundation.

"Specifically, we intend to increase our penetration into additional communications markets, increasing Average Revenues Per User (ARPUs) through cross-selling activities to our large customer base, which consists of more than a million households and businesses. To rapidly penetrate Israel's domestic telephony market, we continue to step up our marketing of VOB (Voice Over Broadband) services. In parallel, to leverage our advanced multipurpose network infrastructure and strategic assets, we plan to launch a variety of new next-generation service offerings while pursuing opportunities for synergistic acquisitions and strategic partnerships. As such, we believe we are positioned to capitalize fully on the strong growth that has been projected for Israel's communications market, thereby creating significant long-term value for our shareholders."

Segment Overview

- Broadband: the Company continues to benefit from the consolidated market's stable ARPUs and a steadily rising broadband customer base, which exceeds 500,000 subscribers, and is the first company in Israel to launch nationwide domestic VOB services. In the third quarter our VOB subscriber base increased by 39%, which is in line with our original work plan. Broadband revenues for the third quarter of 2007 were NIS 122.2 million (US $30.5 million), an increase of 175% compared with NIS 44.3 million for the third quarter of 2006. On a pro-forma basis, this represented an increase of 14% compared to NIS 107.5 million (US $26.8 million) for the third quarter of 2006.

- Traditional voice: The Company continued to experience growth in both incoming and outgoing international long-distance telephony activities. However, we have decided not to pursue certain hubbing opportunities due to their low margin contribution to profitability. Rather we have continued to focus our resources and efforts to our residential and business customer base. Total revenues from traditional voice services for the third quarter of 2007 were NIS 158.1 million (US $39.4 million), an increase of 247% compared with NIS 43.6 million for the third quarter of 2006. On a pro-forma basis, this represented a decrease of 4% compared to NIS 164.4 million (US $40.1 million) for the third quarter of 2006.

Results for the Nine Month Period

Revenues for the nine months ended September 30, 2007 were NIS 831.6 million (US$ 207.2 million), an increase of 238% compared with NIS 246.0 million recorded in the comparable period of 2006. On a pro-forma basis, this represented an increase of 9.5%.

Operating income for the first nine months of 2007 increased by 261% to NIS 88.2 million (US $22.0 million) compared with NIS 24.4 million for the comparable period of 2006. Operating margin for the period on a GAAP basis was 11%, while on a non-GAAP basis it was 14%, reaching NIS 117.1 million (US $29.2 million). The difference between GAAP and non-GAAP operating income relates amortization of NIS 24 million (US $6.0 million) of intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses of NIS 5 million (US$
1.25 million) relating to charges incurred in connection with the merger with 012 Golden Lines.

Net income for the nine months ended September 30, 2007 increased by 215% to NIS
33.4 million (US $8.3 million), or NIS 1.82 (US$ 0.45) per share, compared with NIS 10.1 million, or NIS 0.55 per share, for the first nine months of 2006. Net income for the period was impacted by the abovementioned non-recurring operating expenses. In addition, net income includes net income tax incurred during the nine month ended September 30, 2007 of NIS 17.3 million (US $4.3 million) and the tax benefit associated with its tax loss carry forward.

Adjusted EBITDA (1) for the nine months ended September 30, 2007 reached NIS
175.8 million (US $43.8 million), a 23% increase compared with the nine months ended September 30, 2006 (on a pro-forma basis).

Reconciliation between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

(1) EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization and income from discontinued operations.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures" and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of September 30, 2007 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of September 30, 2007 (NIS 4.0130 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signalling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 73.3% owned subsidiary of Internet Gold (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the company's investors' site at http://www.012.net


    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                                                                         $1 =
                                                                     NIS4.013
                                 September   September   December   September
                                        30          30         31          30
                                      2007        2006       2006        2007
                               (Unaudited) (Unaudited)  (Audited) (Unaudited)
                                     NIS thousands                $ thousands

    Current assets
    Cash and cash equivalents       23,723           -     37,987       5,912
    Trade receivables, net         213,099      50,525    193,852      53,102
    Parent company receivable       15,147         638        325       3,774
    Related parties receivables      2,552         641      2,012         636
    Prepaid expenses and other      17,550      10,198     22,803       4,373
    current assets
    Deferred taxes                   7,602       2,272      3,445       1,895

    Total current assets           279,673      64,274    260,424      69,692

    Investments
    Long-term trade receivables      1,950           -      2,951         486
    Deferred taxes                  16,430      17,759     15,650       4,094
    Assets held for employee        18,095       6,240     15,924       4,509
    severance benefits

    Total Investments               36,475      23,999     34,525       9,089

    Property and equipment, net    157,156      32,424    155,367      39,162

    Other assets, net              292,211     103,467    276,219      72,816
    Other intangible assets, net   210,525         126    234,871      52,460
    Goodwill                       410,156           -    410,156     102,207

    Total assets                 1,386,196     224,290  1,371,562     345,426

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                                                                         $1 =
                                                                     NIS4.013
                                September   September   December    September
                                       30          30         31           30
                                     2007        2006       2006         2007
                              (Unaudited) (Unaudited)  (Audited)  (Unaudited)
                                          NIS thousands           $ thousands

    Current liabilities
    Short-term bank credit        136,202          26    331,639       33,940
    Current maturities of
     long-term obligations          4,805           -     11,497        1,197

    Payables in respect of 012          -           -    584,621            -
     acquisition
    Account payables              154,652      40,146    149,020       38,538
    Other payables and accrued     85,142      25,178     66,322       21,217
    expenses

    Total current liabilities     380,801      65,350  1,143,099       94,892

    Long-term liabilities
    Debentures                    437,454           -          -      109,009
    Loan from the Parent Company  104,260           -          -       25,981
    Long-term obligations           3,481       4,186      2,871          867
    Long-term trade and other      21,797           -      1,365        5,432
    payables
    Deferred taxes                 46,450           -     49,855       11,575
    Liability for employee
     severance benefits            32,521      12,402     29,823        8,104


    Total long-term liabilities   645,963      16,588     83,914      160,968

    Total liabilities           1,026,764      81,938  1,227,013      255,860

    Parent Company investment     359,432     142,352    144,549       89,566

    Total liabilities and Parent
    Company
    investment                  1,386,196     224,290  1,371,562      345,426

    Consolidated Statements of Operations

                                 Nine month period        Three month period
                                      ended                     ended
                                    September                 September
                                       30                        30
                                 2007         2006         2007        2006
                           (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                            NIS thousands

               Revenues       831,581      245,973      280,283      87,883
     Costs and expenses
       Cost of revenues       578,704      159,236      191,352      57,536
            Selling and
     marketing expenses       118,245       43,889       40,077      13,535
            General and
         administrative        41,440       16,946       14,916       5,612
               expenses
         Impairment and
                  other
                charges         4,948        1,490        3,041       1,523

        Total costs and       743,337      221,561      249,386      78,206
               expenses

            Income from        88,244       24,412       30,897       9,677
             operations

    Financial expenses,        38,015        9,499       14,255       7,187
                    net

      Income before tax
               expenses        50,229       14,913       16,642       2,490
           Tax expenses        16,787        4,856        4,361         756

             Net income        33,442       10,057       12,281       1,734

       Income(loss) per
                  share

      Basic and diluted
     earnings per share          1.82         0.55         0.67        0.09
               (in NIS)

       Weighted average
     number of ordinary
         shares used in
         Calculation of
      basic and diluted    18,370,000   18,370,000   18,370,000  18,370,000
              per share

                                            Convenience
                                            translation
                                           into Dollars
                                          $1 = NIS4.013
                                             Nine month
                         Year ended        period ended
                        December 31        September 30
                               2006                2007
                          (Audited)          (Unaudited)
                                NIS                $ in
                          thousands           thousands


               Revenues     343,086             207,222

     Costs and expenses
       Cost of revenues     224,565             144,207
            Selling and
     marketing expenses      59,864              29,466
            General and
         administrative      22,921              10,327
               expenses
         Impairment and
                  other
                charges      10,187               1,233

        Total costs and     317,537             185,233
               expenses

            Income from      25,549              21,989
             operations

    Financial expenses,      17,266               9,473
                    net

      Income before tax
               expenses       8,283              12,516
           Tax expenses      10,315               4,183

             Net income      (2,032)              8,333

          Income (loss)
              per share

      Basic and diluted
     earnings per share
               (in NIS)       (0.11)               0.45

       Weighted average
     number of ordinary
         shares used in
         Calculation of
      basic and diluted
               earnings  18,370,000          18,370,000
              per share

    012 Smile.Communication Ltd.
    Reconciliation Table Of Non-Gaap Measures
    (NIS In thousands)


                                 Nine Months Period       Three Months Period
                                 Ended September 30,      Ended September 30,
                                   2007         2006         2007        2006
                                      (Unaudited)              (Unaudited)

    GAAP operating income        88,244       24,412       30,897       9,677

    Adjustments
    Amortization of acquired
     intangible assets           23,955            -        7,985           -
    Non-recurring expenses        4,948            -        3,041           -

    Non-GAAP adjusted operating
     income                     117,147       24,412       41,923       9,677

    GAAP tax expenses (benefit),
     net                         16,787        4,856        4,361         756

    Adjustments
    Amortization of acquired
     intangible assets
    Included In tax expenses,
     net                          5,970            -        2,316           -

    Non-GAAP tax expenses
     (benefit), net              22,757        4,856        6,674         756

    Net Income As Reported       33,442       10,057       12,281       1,734

    Taxes On Income              16,787        4,856        4,361         756
    Non-recurring Expenses        4,948            -        3,041           -
    Financial Expenses           38,015        9,499       14,255       7,187
    Depreciation & Amortization  82,631       15,922       27,513       5,357

    Adjusted EBITDA             175,823       40,334       61,451      15,034



    For further information, please contact:

    Ms. Idit Azulay,
    012 Smile.Communications Ltd,
    +972-72-2003848,
    i.azulay@smile.net.il.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          012 SMILE.COMMUNICATIONS LTD.
                                  (Registrant)



                          By /s/Stella Handler
                             -----------------
                             Stella Handler
                             Chief Executive Officer




Date:  November 28, 2007